Filed by Galileo Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Galileo Acquisition Corp.

Commission File No.: 001-39092

Date: July 19, 2021

Shapeways CEO Greg Kress Discusses the Upcoming SPAC Merger

May 5, 2021 • by Joris •Peels3D • Printing • Business • Exclusive Interviews • Featured Stories

On April 28, 2021, 3D printing service bureau Shapeways announced that it was going public via merger with special purpose acquisition company (SPAC) Galileo Acquisition Corp. I had a chance to interview Shapeways CEO Greg Kress to talk about the upcoming merger. He gave us insight into how the company is going to behave once it becomes public.

Kress found the interest in the SPAC to be “super exciting”. He added, “I was proud that for over ten years and 21 million parts, we’ve developed a software platform that fully digitizes end-to-end manufacturing.”

I asked whether Shapeways would focus on consumers or businesses, to which he replied, “I’m very interested in leveraging industrial additive manufacturing capabilities for anyone—including consumers, engineers, small businesses and major multinationals…We already serve customers large and small with our 11 technologies at great economics. We’re an [Amazon Web Services] for 3D printing. Individuals can use our infrastructure—so can huge corporations. We can support customers at all levels.”

When asked what the investment occurring as a part of the merger means for the company, Kress stated, “We are now positioned for scale and with $195 million of new cash, we can fuel growth, through investments in new hardware, new materials and new finishes.”

In the future, Kress said that this will lead to the company’s ability to launch new metal and polymer 3D printing technologies, as well.

“We’re on our way to becoming a critical component supply chain, complimenting other manufacturers with low-volume, high-mix and serial applications,” Kress said. “We will also be expanding our go to market and begin to support more the Asian market as well as more focus on aerospace, industrial and hardware with a dedicated goto market in specific verticals.”

The company will also be expanding its offering beyond additive through offering CNC and other subtractive technologies. Kress is additionally excited about their launch of software-as-a-service, which will help companies fully digitize their supply chains.

Kress has ambitious goals for Shapeways, hoping to grow to $400 million in revenue in five years. He aims to do this partly through the “layering of new technologies, expanding the market potential of the business as a whole, and adding software as a service. This will fix files, and has workflow automation optimization. Our fully digitized end to end manufacturing flow as well as all the supply chain planning that goes into it, from pre production work to parts. are a valuable end to end solution.”

The CEO explained that, with the large amounts of new capital investments, Shapeways aims to aggregate niche AM service bureaus as it increases its global presence, while leveraging its existing customer base. “We’ll see a shift from capex to M&A activity,” Kress noted.

“[I’m optimistic because] we’re now at 1% of the addressable market so there will be further upside,” Kress said, highlighting that, as new engineers come out of schools, they further drive the adoption of 3D printing. “As these engineers obtain more influential positions in the workplace their 3D printing knowledge will spread.”

On the whole, a well-capitalized Shapeways will do very well if it focuses on hoovering up smaller service bureaus that will come under pressure from larger players such as it. It is very difficult to make money with a small metal AM business for example. Moves by BASF, GKN and others have got worry players like Shapeways. If Shapeways can then centralize the smaller players operations, it will be able to produce at much lower cost per part.

If it can build its software toolchain out of this, Shapeways will also be a nice way to engage companies and get them to work on the Shapeways platform. If it can use its internal applications for customers and charge them, it could have better economics than others who need to make money just from software. If it just asked for very little for its software and grew its installed base very quickly, Shapeways may yet find that follow-up orders from customers would benefit it significantly. A growth plan into Asia would be a very difficult thing to pull off. China in particular has many excellent low-cost service bureaus. These are all using far less expensive materials and machines than Shapeways and its partners. They also have a lot of local market knowledge and have proven that they can survive in the capitalist mosh pit that is the Chinese market. That is a very difficult prospect indeed.

On the whole, I think Shapeways is lucky to have gotten this investment at this frothy foam-party-festival that is the current SPAC binge. It’s hard to imagine so much money flow quite so quickly into our market once the current boom ends.